OPPENHEIMER INTERNATIONAL SMALL-MID COMPANY FUND – EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

On March 11, 2016, following an adjournment from a shareholder meeting held on February 12, 2016, a meeting of the Oppenheimer International Small-Mid Company Fund (the “Fund”) was held at which a proposal to approve a new Investment Advisory Agreement between the Fund and OFI Global Asset Management, Inc. was approved as described in the Fund’s Proxy Statement dated January 4, 2016.  The following is a report of the votes cast:

Proposal:  To approve a new Investment Advisory Agreement

For                              Against                                Abstain
63,773,281               15,457,996                                2,076,780